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March 10, 2000                                                 NYSE SYMBOL:  ITP
                                                             T.S.E. SYMBOL:  ITP


                          INTERTAPE POLYMER GROUP INC.
                           ISSUES AN EARNINGS WARNING
                            (stated in U.S. dollars)
                  (reported using Cdn GAAP other than as noted)


Montreal, Quebec, Canada, March 10, 2000 - Intertape Polymer Group Inc. (NYSE and TSE: ITP) today announced that it expected to incur a loss for the fourth quarter ended December 31, 1999. Melbourne F. Yull, Intertape's founder, Chairman and Chief Executive Officer stated "Sales in the fourth quarter were adversely affected by difficulties encountered in the implementation of our new business systems which negatively impacted customer service, warehousing and order fulfillment." The loss will include substantial charges related to integration, transition and other costs in connection with business acquisitions and to asset impairment and non-recurring expenses. As a result, it will miss on the earnings per share expectations for the 1999 fiscal year.

Andrew M. Archibald, C.A., Chief Financial Officer noted that "Analysts' consensus earnings per share for the fiscal year 2000 are still attainable although earnings for the first six months of the year will be less than expected. This will be due in part to revenue growth, a planned 10% reduction in the number of employees and further cost reductions in the acquired businesses."

Intertape also announced today that it has closed the sale of its interest in IFCO-U.S., L.L.C ("IFCO") as part of the recently announced "IFCO Systems" merger between International Food Container Organization, based in Germany, and PalEx, Inc., with a resulting pre-tax gain of approximately $5 million.

Mr. Yull stated that "The sale of Intertape's interest in IFCO will free up capital resources previously committed to IFCO which can now be utilized in other areas of Intertape's business that could provide higher rates of return." Mr. Archibald added that "The sale of this investment provides Intertape with a cash infusion of approximately $40 million. The funds will be used to reduce revolving operating lines of credit."

Intertape Polymer Group Inc. develops, manufactures and markets a wide variety of specialized polyolefin plastic and paper based packaging products and systems for industrial uses. The Company is based in Montreal, Quebec and Sarasota, Florida with manufacturing facilities in seventeen North American and European locations.


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FOR FURTHER INFORMATION CONTACT:        Melbourne F. Yull
                                        Chairman and Chief Executive Officer
                                        Intertape Polymer Group Inc.
                                        Tel: (514) 731-0731
                                        E-mail: itp$info@intertapeipg.com
                                        Web: www.intertapepolymer.com


THIS RELEASE CONTAINS STATEMENTS THAT ARE FORWARD-LOOKING THAT ARE MADE PURSUANT TO THE SAFE HARBOR PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. FORWARD-LOOKING STATEMENTS INVOLVE KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES, WHICH MAY CAUSE THE COMPANY'S ACTUAL RESULTS IN FUTURE PERIODS TO DIFFER MATERIALLY FROM FORECASTED RESULTS. THOSE RISKS INCLUDE, BUT ARE NOT LIMITED TO, RISKS ASSOCIATED WITH PRICING, VOLUME AND CONTINUED STRENGTH OF MARKETS WHERE THE COMPANY'S PRODUCTS ARE SOLD AND ACTIONS OF COMPETITORS AS ARE DESCRIBED IN THE COMPANY'S FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION
(SEC) OVER THE LAST TWELVE MONTHS, AS WELL AS THE COMPANY'S ABILITY TO SUCCESSFULLY INTEGRATE ITS ACQUIRED BUSINESSES AND INFORMATION SYSTEMS.

THE COMPANY DOES NOT UNDERTAKE TO PUBLICLY UPDATE OR REVISE ITS FORWARD-LOOKING STATEMENTS EVEN IF EXPERIENCE OR FUTURE CHANGES MAKE IT CLEAR THAT ANY PROJECTED RESULTS EXPRESSED OR IMPLIED THEREIN WILL NOT BE REALIZED.